LIGHTBRIDGE CORPORATION

March 23, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lightbridge Corporation
Registration Statement on Form S-3 (File No. 333-223674)

Ladies and Gentlemen:

On behalf of Lightbridge Corporation and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-223674) and declare the Registration Statement effective as of Friday, March 23, 2018, at 3:00 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (571) 730-1200, or David R. Crandall of Hogan Lovells US LLP at (303) 454‑2449, with any questions. Also, please notify Mr. Crandall when this request for acceleration has been granted.

Very truly yours,

Lightbridge Corporation

By:	/s/ Seth Grae
Name:	Seth Grae
Title:	President and Chief Executive Officer

cc: David R. Crandall, Hogan Lovells US LLP